Filed pursuant to Rule 424(b)(3)
Registration No. 333-190698

AMERICAN REALTY CAPITAL HOSPITALITY TRUST, INC.
SUPPLEMENT NO. 5, DATED SEPTEMBER 4, 2014,
TO THE PROSPECTUS, DATED JANUARY 7, 2014

This prospectus supplement No. 5, is part of the prospectus of American Realty Capital Hospitality Trust, Inc., or the Company, dated January 7, 2014, or the Prospectus, as supplemented by Supplement No. 1, dated March 5, 2014, or Supplement No. 1, Supplement No. 2, dated June 19, 2014, or Supplement No. 2, Supplement No. 3, dated June 25, 2014, or Supplement No. 3, and Supplement No. 4, dated August 1, 2014, or Supplement No. 4. This Supplement No. 5 supersedes and replaces certain information contained in the Prospectus, and should be read in conjunction with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 and Supplement No. 4. This Supplement No. 5 will be delivered with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 and Supplement No. 4. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries. Defined terms used herein but not defined shall have the meaning ascribed to them in the Prospectus as supplemented.

The purpose of this Supplement No. 5 is to update disclosure relating to our financial obligations.

Description of Real Estate Investments

The following disclosure is hereby inserted under the section “Description of Real Estate Investments — Financial Obligations” in the Prospectus.

“Amended Notes

On August 25, 2014, we, through our operating partnership, entered into a First Amendment to Promissory Notes (the “Amendment”) with BCC to amend certain terms of the Fee and Leasehold Assets Note and the JV Note. Pursuant to the Amendment, our operating partnership and BCC agreed to (1) pool the Fee and Leasehold Assets Note and the JV Note into one combined note (the “Amended Note”) with an outstanding principal amount of $63,074,056.52 to be governed by the terms set forth in the Fee and Leasehold Assets Note; (2) amend the maturity date such that the Amended Note will be due and payable (the “New Maturity Date”) within ten business days after the date the Company raises $70.0 million in common equity excluding any common equity raised on or prior to the closing of the acquisition of the portfolio of 126 hotels pursuant to the Real Estate Sale Agreement, dated as of May 23, 2014 (the “Equity Inns Closing”); and (3) change the payment date of the $3,000,000 payment by the operating partnership to BCC originally due on March 21, 2015 and the $500,000 payment by the operating partnership to BCC originally due on March 21, 2016 (collectively, the “Payments”) to the New Maturity Date. Prior to the Amendment, the maturity date of each of the Fee and Leasehold Assets Note and the JV Note was within ten business days after the date the Company raised $150.0 million in common equity without regard for the timing of the Equity Inns Closing. The Company believes the Amendment will provide it with greater flexibility to complete the Equity Inns Closing.

If the Equity Inns Closing does not occur prior to 11:59 PM EDT on March 31, 2015 the Amendment will become null and void, the operating partnership and BCC will once again become bound by the original terms of the Fee and Leasehold Assets Note and the JV Note, as applicable, and the payment dates of the Payments will revert back to March 21, 2015 and March 21, 2016, respectively.”